Goldman Sachs Trust

71 South Wacker Drive

Chicago, Illinois 60606

December 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust

Global Environmental Impact Equity Fund - Registration Statement on Form N-1A

SEC File No. 033-17619

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Registrant”) respectfully requests withdrawal of Post-Effective Amendment No. 822 to the Registrant’s Registration Statement on Form N-1A (File No. 033-17619) (the “Post-Effective Amendment”), as filed with the Commission on November 6, 2020 (Accession No. 0001193125-20-287791).

This Post-Effective Amendment relates to a new series of the Trust, Goldman Sachs Global Environmental Impact Equity Fund. No securities have been sold in connection with the Post-Effective Amendment, which has not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Matthew Barsamian of Dechert LLP, at (202) 261-3392.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary